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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Brookfield Properties Corporation
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
112900 10 5
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	112900 10 5	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Brookfield Asset Management Inc. (formerly Brascan Corporation)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5	SOLE VOTING POWER:

NUMBER OF		129,669,019

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		129,669,019

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	129,669,019

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	48.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

2

CUSIP No.	112900 10 5	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Partners Limited (formerly EdperPartners Limited)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		129,669,019

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		129,669,019

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	129,669,019

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	48.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

3

CUSIP No. 112900 10 5	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer

Brookfield Properties Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

Three World Financial Center 200 Vesey Street, 11th floor New York, New York 10281

Item 2(a).	Name of Persons Filing

Brookfield Asset Management Inc. (“Brookfield Asset Management”) Partners Limited (“Partners”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

BCE Place, 181 Bay Street Suite 300, P.O. Box 762 Toronto, Ontario M5J 2T3

Item 2(c).	Citizenship

See item 4 of cover pages

Item 2(d).	Title of Class of Securities

Common Shares, no par value

Item 2(e).	CUSIP Number

Common Shares: 112900 10 5

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See item 9 of cover pages. Brookfield Asset Management beneficially owns the Common Shares directly, partly through wholly owned subsidiaries. Brookfield Asset Management’s principal shareholder is Partners, which beneficially owns the Common Shares indirectly through Brookfield Asset Management.

CUSIP No. 112900 10 5	13G	Page 5 of 6 Pages

(b)	Percent of Class:

See item 11 of cover pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See item 5 of cover pages

(ii)	shared power to vote or to direct the vote:

See item 6 of cover pages

(iii)	sole power to dispose or to direct the disposition of:

See item 7 of cover pages

(iv)	shared power to dispose or to direct the disposition of:

See item 8 of cover pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 112900 10 5	13G	Page 6 of 6 Pages

Item 10.	Certifications

Not applicable
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct as of February 14, 2007.

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Alan V. Dean
Name:	Alan V. Dean
Title:	Senior Vice President, Corporate Affairs and Secretary

PARTNERS LIMITED
By:	/s/ Loretta M. Corso.
Name:	Loretta M. Corso
Title:	Corporate Secretary